Exhibit 99.1

CMGE Announces Results of 2013 Annual General Meeting

Guangzhou, China, December 2, 2013 (GLOBE NEWSWIRE) — China Mobile Games and Entertainment Group Limited (Nasdaq: CMGE) (“CMGE” or the “Company”), a leading mobile game company based in China, today announced that its 2013 annual general meeting (“AGM”) of shareholders was held on December 2, 2013 at 8:00 p.m. Beijing Time. During the meeting, all of the proposals submitted for shareholders’ approval were approved. Specifically, the shareholders adopted resolutions with respect to:

1. The re-election of Mr. Lijun Zhang as a director of the Company;

2. The re-election of Mr. Hendrick Sin as a director of the Company;

3. The re-election of Mr. David Ku as an independent director of the Company; and

4. The re-election of Mr. Joel Chang as an independent director of the Company.

About CMGE

CMGE is a leading mobile game company in China. Its fully integrated capabilities span the development, operation and publishing of proprietary and licensed mobile games. The Company’s portfolio consists of 570 games, including 510 single player and 60 social games. Its social games are mainly developed for Android and iOS-based smartphones. CMGE’s extensive distribution network includes its proprietary Game Center distribution platform, handset pre-installation, mobile advertisements, telecom operators and major application stores. The Company currently has 610 employees, including 450 R&D staff located in offices and R&D centers inGuangzhou, Shenzhen, Beijing, Chengdu, Shanghai, Hangzhou and Hong Kong. The Company’s stock is traded on NASDAQ under the symbol CMGE. For more corporate and product information, please visit CMGE’s website at http://www.cmge.com.

CONTACT: For investor and media inquiries, please contact:

China Mobile Games and Entertainment Group Limited

Tel: +852 2700 6168

E-mail: ir@cmge.com

In the U.S.:

The Piacente Group

Investor Relations

Kathy Price

Tel: +1 212-481-2050

Email: cmge@tpg-ir.com